September 28, 2007

Via U.S. Mail and Facsimile

Azim H. Premji
Chairman and Managing Director
Wipro Ltd.
Doddakannelli, Sarjapur Road
Bangalore, Karnataka 560035, India

RE:		Wipro Ltd.
      Form 20-F for Fiscal Year Ended March 31, 2007
      Filed May 30, 2007
		File No. 1-16139

Dear Mr. Premji:

      We have limited our review of your above filings to disclosure relating to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with supplemental information, so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We are aware of a March 2007 news report indicating that you have signed a memorandum of understanding to establish a strategic IT services partnership in Dubai with several parties, including Dubai
Islamic Bank. Other news reports indicate that Dubai Islamic Bank is the majority shareholder of the Bank of Khartoum and a founder of Emirates and Sudan Bank, both based in Sudan. Sudan is identified by the U.S. State Department as a state sponsor of terrorism, and is subject to U.S. economic sanctions and export controls. Your Form 20-F does not include any information regarding contacts with Sudan.

Please describe for us the nature and extent of any past, current
or
anticipated contacts with Sudan, whether through direct or
indirect
arrangements. Describe in reasonable detail any products, technologies and services you have provided or anticipate providing into Sudan, and any agreements, commercial arrangements or other contacts with the government of Sudan or entities controlled by that government.
2. You refer on pages 28, 45, and 140 of your Form 20-F to your
India
and AsiaPac IT Services and Products segment having "focus(ed) primarily on meeting the IT products and services requirements of companies in India, Asia-Pacific and the Middle East region."
Your
Form 20-F does not include any specific information regarding contacts with North Korea, Iran or Syria, countries located in the referenced territories that are identified by the U.S. State Department as state sponsors of terrorism and are subject to U.S.
economic sanctions and export controls.   Please describe to us
the
nature and extent of your past, current, and anticipated contacts with North Korea, Iran, and Syria, if any, whether through direct or indirect arrangements. Your response should describe in reasonable detail any products, technologies, and services you have provided into those countries, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities controlled by them.
3. Please discuss the materiality of any contacts described in response to the foregoing comments, and whether they would constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including, for each referenced country, the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three years.
Please
also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company`s reputation and share value.

We note, for example, that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism. The Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. States including California, Connecticut, Maine, New Jersey, and Oregon have adopted, and other states are considering, legislation prohibiting the investment of certain state assets in, and/or requiring the divestment of certain state assets from, companies that do business with Sudan. Harvard University, Stanford
University, the University of California, and other academic institutions have adopted policies prohibiting investment in, and/or requiring divestment from, companies that do business with Sudan. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan, North Korea, Iran, and Syria.

Your qualitative materiality analysis also should address whether, and the extent to which, the governments of the referenced countries, or persons or entities controlled by those governments, receive cash or act as intermediaries in connection with your operations and contacts.



* * * * *



      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      Please understand that we may have additional comments after we review your response to our comments. Please contact Pradip Bhaumik,
Attorney-Advisor, at (202) 551-3333 if you have any questions about the comments or our review. You may also contact me at (202) 551-3470.

								Sincerely,



								Cecilia Blye, Chief
								Office of Global Security
Risk

cc: 	Raj Judge, Esq.
		Wilson Sonsini Goodrich & Rosati, P.C.
		Fax:  650-493-6811

		Barbara Jacobs
		Assistant Director
	Division of Corporation Finance

Azim H. Premji
Wipro Ltd.
September 28, 2007
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